

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via E-Mail</u>
Mr. Kevin A. Plank, President
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

> **Re:** **Under Armour, Inc.**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed February 24, 2011**
> **Correspondence submitted June 1, 2011**
> **File No. 001-33202**

Dear Mr. Plank:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of</u>

<u>Operations, page 26</u>

1. We note your response to comment one in our letter dated May 4, 2011 regarding operating results of each of your segments. However, you have not fully addressed the comment. Please provide an analysis of the reasons for increase in net sales and operating income and where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3) of Regulation S-K.

Kevin A. Plank, President
Under Armour, Inc.
August 1, 2011
Page 2

Notes to Consolidated Financial Statements, page 49

16. Segment Data and Related Information, page 67

2. We note your response to prior comment four in our letter dated May 4, 2011 stating that you have ten business units which are a mix of geographies, products and distribution channels. We also note that discreet financial information for each business units is prepared and reviewed by segment managers. Please explain whether the company analyzes the profitability of each of the business units and compares it to the other units. If so, tell us who is responsible for evaluating the performance, how it is done and to whom is this communicated.

3. We note your response that due to the insignificance of the EMEA, Latin America and Asia operating segments, they were combined into other foreign countries for disclosure purposes. We also note that all non-allocated shared services, which include marketing, administrative, distribution, and innovation, were included in the North America operating segment. Therefore, please discuss the method used to allocate resources to EMEA, Latin America and Asia operating segments.

4. We note your response that your operating segments are North America, EMEA, Latin America and Asia. Based on the CODM package provided specifically the contribution margin analysis, we note that revenues from EMEA are 3.3%, Latin America are 0.5% and Asia are 1.4% of total revenues. As none of these segments nor the combined other foreign countries meet the quantitative threshold of 10% in determining operating segments, please discuss why management believes this information about the international segments is material and useful to readers of the financial statements.

5. We note your response that "segment managers are the combination of EVP Product and EVP Business Development for the North American operating segment and the COO for the EMEA, Latin America and Asia operating segments." We also note that the COO also continues his functional administrative responsibilities. The organizational structure does not appear aligned with how you report segments as you have two segment managers for one segment (North America) and one segment manager for the three international segments. Please discuss the factors considered by the CODM in allocating human resources to the operating segments.

6. We reviewed the supplemental information provided in the two financial packages provided to the CODM and have the following questions.

    •   We note that the CODM receives disaggregated net revenue by business unit. In discussing drivers of revenues, you note information by distribution channel and product categories. On page 4 of the Q4 Board Presentation you present gross margins by Apparel, Footwear, E-commerce and International. Please discuss whether the CODM received any financial performance information below revenues for any of the periods in 2010.

- We note on page 13 of the Executive Financial Review-KP Edition, your CODM receives an excess inventory analysis by product categories – Apparel and accessories, Footwear and Europe. Please discuss how this information is used in allocating resources.

- We note on page 11 of the Executive Financial Review-KP Edition, your CODM receives an SG&A analysis which separately presents expenses by distribution channel and product categories, US Wholesale and US Direct to Consumer categories which are further disaggregated into US Apparel, US Footwear, eCommerce, Factory House and Specialty subcategories. We note the information provided in the CODM package that the CODM receives SGA analysis by product category. Tell us who makes the decisions and how selling and product creation dollars are allocated for each of the product categories. Please clarify the CODM's role in determining how SGA expenses are incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services